Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

November 27, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

Re:
Delta Oil & Gas, Inc.
Registration Statement on Form 10-SB
Filed May 12, 2006 File No. 000-52001
Form l0-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Filed August 17, 2006 File No. 333-82636
Response Letters Dated July 20, 2006 and August 9, 2006

____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to the comments received telephonically by Ms. Lily Dang on November 14, 2006 regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2005, Form 10-QSB for the fiscal quarter ended March 31, 2006, and Form 10-QSB for the fiscal quarter ended June 30, 2006. On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Amended Quarterly Report on Form 10-KSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience in expediting the review process, the discussion below describes each of the revisions made by the Company.

1.
The Company revised the second to last sentence of the first paragraph under the Note titled “Natural Gas and Oil Properties” on page F- 8 of the footnotes to the financial statements for the fiscal year ended December 31, 2006, on page F-6 of the footnotes to the financial statements for the quarterly period ended March 31, 2006, and page F-6 of the footnotes to the financial statements for the quarterly period ended June 30, 2006 as follows:

“The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations.”

1

2.
The Company deleted “the ARO” from the last line of the note titled “Asset Retirement Obligations” on page F- 8 of the footnotes to the financial statements for the fiscal year ended December 31, 2006 because it was erroneously duplicated in error.

3.
The Company revised the Balance Sheet for as of March 31, 2006 in the quarterly report for the period ended March 31, 2006 to include a line item for Share Subscriptions Received in the amount of $1,999,995. The line item for Additional paid-in capital was correspondingly reduced by the same amount.

4.
The Company revised Note 6 titled “Note Payable” on page F-14 of the footnotes to the financial statements for the quarterly period ended June 30, 2006 to reflect that the Company was released from all obligations under the promissory note by the note holder. The Company provided no consideration in exchange for this release.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP

2

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that the net effect of the ARO calculation to the Company’s income statement for the year ended December 31, 2006 would be $765, (2004; $689). The Company considers the impact of the ARO to be immaterial to record in its financial statements for the year ended December 31, 2005. As at December 31, 2005, the net

F-8

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Stated in U.S. Dollars)

	MARCH 31 2006	DECEMBER 31 2005

ASSETS
Current
Cash and cash equivalents	$1,843,650	$343,004
Accounts receivable	8,102	10,068
Prepaid expenses	7,414	1,615
	1,859,166	354,687
Natural Gas And Oil Properties
Proved property	1,272	1,272
Unproved properties	2,590,816	2,040,700
	2,592,088	2,041,972
Other Equipment
Computer equipment	3,492	3,492
Less: Accumulated depreciation	(2,186)	(2,033)
	1,306	1,459

	$4,452,560	$2,398,118

LIABILITIES
Current
Accounts payable and accrued liabilities	$40,072	$93,318
Promissory note payable	39,933	39,397
	80,005	132,715
Commitment And Contractual Obligations (Note 11)

STOCKHOLDERS’ EQUITY

Share Capital
Authorized:
100,000,000 common voting shares, par value $0.001 per share
25,000,000 preferred shares, par value $0.001 per share

Issued and outstanding:
44,343,235 common shares at March 31, 2006 and 44,025,735 common shares at December 31, 2005	44,343	44,026

Additional paid-in capital	3,372,765	3,110,591
Share subscriptions received	1,999,995	-
Share subscriptions receivable	-	(16,000)

Deficit Accumulated During The Development Stage	(1,044,548)	(873,214)
	4,372,555	2,265,403

	$4,452,560	$2,398,118

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of properties not being amortized, if any, net of tax considerations. Properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired.

F-6

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that the net effect of the ARO calculation to the Company’s income statement for the year ended December 31, 2006 would be $765, (2004; $689). The Company considers the impact of the ARO to be immaterial to record in its financial statements for the year ended December 31, 2005. As at December 31, 2005, the net present value of the ARO is $7,718, (2004: $6,593).

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

6.	NOTE PAYABLE

	JUNE 30 2006		DECEMBER 31 2005
Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum. As at June 30, 2006, the note was forgiven and the Company was released from all obligations under the promissory note.	$	Nil	$39,397

During the quarter ended June 30, 2006, the Company was released from all obligations under the note payable by the note holder, which amounted to $39,933 including principle and interest accrued before and after maturity. The Company provided no consideration in exchange for this release

7.	SHARE CAPITAL

a)	On January 11, 2006, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On January 24, 2006, the Company issued 230,000 common shares for exercise of stock options at $0.80 per share.

On January 25, 2006, the Company issued 12,500 common shares for exercise of stock options at $1.00 per share.

On February 24, 2006, the Company sold 727,272 common shares pursuant to a private placement at $2.75 per share.

b)	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $55,109 was recorded during the three months ended June 30, 2006 (June 30, 2005 - $Nil) related to options granted during the year ended December 31, 2005 and the three months ended June 30, 2006, but vested during the three months ended June 30, 2006.

The changes in stock options are as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance outstanding, December 31, 2005	570,000	$0.95

Exercised	(317,500)	(0.95)

Balance outstanding, June 30, 2006	252,500	$1.00